SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Putnam Investment Grade Municipal Trust.
(PGM)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

746805100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)




ITEM 1	Security and Issuer
		Common Stock
		Putnam Investment Grade Municipal Trust
		Putnam Investment Management
		One Post Office Square
		Boston, MA   02109
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 1,642,490
		shares of PGM on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 7.66%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of PGM fit the investment guidelines
		for various Accounts.  Shares have been acquired since April 20, 2005.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,642,490 shares, which represent 7.66% of the outstanding shares.  George  W. Karpus presently owns 44,600 shares purchased on July 6, 2005 at $9.64 (13,450 shares),
July 7 at $9.67 (2500 shares), July 8 and 13 at $9.65 (2250 shares), July 18 at $9.66 (800 shares), December 5 and 8 at $9.35 (23,000) and December
7 at $9.32 (2600 shares).  Jo Ann Van Degriff presently owns 6375 purchased on June 20, 2005 at $9.70 (540 shares), June 21 at $9.68 (720 shares), June 23 at $9.66 (200 shares), June 28 at $9.62 (400 shares), June
29 at $9.61 (85 shares), August 12 at $9.58 (1000 shares), November 29 at
$9.30 (620 shares), November 30 at $9.32 (150 shares), December 2 and
19 at $9.33 (700 shares), December 5 at $9.35 (50 shares), December 6 at
$9.36 (50 shares), December 7 and 12 at $9.32 (750 shares), December 13 at $9.34 (150 shares), December 14 at $9.39 (140 shares), December 20 at
$9.23 (100 shares), December 21 at $9.24 (100 shares), December 22 at
$9.31 (100 shares), and December 28 and 29 at $9.37 (520 shares).
Karpus Management, Inc. presently owns 6780 shares purchased on July 5 and 8, 2005 at $9.65 (100 shares), July 6 at $9.64 (300 shares), July 7 at
$9.68 (50 shares), July 18 and 19 at $9.66 (250 shares), July 21 and 26 at $
9.62 (100 shares), August 11 at $9.60 (150 shares), August 16 and 26 at
$9.61 (200 shares), August 17, 25, and 29 at $9.62 (350 shares), August
18 and 30 at $9.63 (150 shares), August 31 at $9.66 (100 shares),
September 28 at $9.53 (50 shares), October 18, 20, and 21 at $9.31 (300 shares), October 19 at $9.35 (150 shares), November 10 at $9.24 (250 shares), November 11 at $9.20 (400 shares), November 14 at $9.14 (350 shares), November 16 at $9.17 (100 shares), November 17 at $9.18 (100 shares), November 21 at $9.21 (50 shares), November 25 at $9.29 (100 shares), November 28 at $9.30 (400 shares), December 6 and 27 at $9.36
(900 shares), December 7 at $9.32 (150 shares), December 15 at $9.40 (50 shares), December 16 at $9.41 (250 shares), December 19 at $9.33 (800 shares), December 20 at $9.23 (100 shares), December 23 at $9.30 (100 shares), December 28 at $9.39 (250 shares) and December 29 at $9.37
(180 shares).   None of the other Principals of KIM currently owns shares
of PGM.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
The Accounts have the right to receive all dividends from, and any proceeds
	from the sale of the Shares.  None of the Accounts has an interest in Shares
	constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		PGM securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable


















Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


January 9 , 2006 	         	           By: _________________________
         Date					         Signature
				           DANA R. CONSLER, SENIOR VICE PRESIDENT
						        Name /Title